444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-01

PolyMet closes NewRange Copper Nickel joint venture with Teck Resources

Confirms intention to proceed with previously announced rights offering for proceeds of approximately US$200 million

• PolyMet holds 50% interest in NewRange Copper Nickel, owner of the NorthMet and Mesaba projects, two of the largest undeveloped clean energy mineral resources in the U.S.

• Partnering with Teck Resources on NewRange Copper Nickel combined with Glencore's long-standing interest in PolyMet brings substantial operational, marketing and financial resources

• PolyMet offers investors direct access to NewRange Copper Nickel as PolyMet remains a publicly traded company, dually listed on TSX and NYSE American

• Polymet to launch rights offering of approximately US$200 million to fund PolyMet's share of the initial NewRange Copper Nickel work program and certain other costs and expenses and to repay existing Glencore indebtedness, to be fully backstopped by Glencore

St. Paul, Minn., February 15, 2023 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") today announced the closing of its previously announced joint venture with Teck American Inc., a subsidiary of Teck Resources Limited ("Teck"). The joint venture will be named NewRange Copper Nickel LLC ("NewRange Copper Nickel"). As previously announced, under the terms of the transaction, the NorthMet and Mesaba deposits containing high-demand copper, nickel, cobalt and platinum group metals (PGM) are placed under single management with PolyMet and Teck each receiving a 50% interest.

"Successful closing of the joint venture moves NewRange Copper Nickel to the forefront of responsible development of American-sourced critical minerals for the manufacture of clean energy and clean transportation technologies such as battery storage, wind and solar generation and electric vehicles," said Jon Cherry, PolyMet chairman, president and CEO.

The two resources contain Measured and Indicated resources of 702 million tons and 2,207 million tons for NorthMet and Mesaba, respectively, and additional Inferred resources of 441 million tons and 1,423 million tons, respectively.1 In total, the two assets represent approximately one-half of the known 8-billion-ton Duluth Complex resource in northeastern Minnesota, a globally significant resource.

1 See resource statements in the technical report entitled "Mesaba Project Form NI 43-101F1 Technical Report, Minnesota, USA" dated November 28, 2022, prepared by Independent Mining Consultants, Inc. and JDS Energy & Mining Inc. and the resource statements in the technical report entitled "NorthMet Copper-Nickel Project" dated December 30, 2022, prepared by M3 Engineering & Technology Corp., both found under the company's SEDAR and EDGAR profiles.

PolyMet offers investors direct access to the NewRange Copper Nickel joint venture as PolyMet Mining Corp. remains a publicly traded company, dually listed on the TSX and NYSE American.

As previously announced, the NewRange Copper Nickel joint venture links the expertise, experience and financial resources of PolyMet, Teck and Glencore to develop the NorthMet mine when the remaining permit proceedings are complete and study the mine development options for Mesaba.

"We are pleased to have a partner like Teck join us in this transformational venture with its strong balance sheet, exceptional record of community involvement and sustainable mining practices, and world-class technical and mining capabilities," Cherry said. Glencore retains its majority equity interest in PolyMet.

The company also announced the departure of Denton Henkelman, vice president and project director, who will leave PolyMet at the end of February. "We are grateful for Denton's leadership and considerable contributions in advancing our technical and economic understanding of NorthMet. We wish him well in his new pursuits," Cherry said.

NorthMet and Mesaba status

PolyMet successfully navigated the NorthMet Project through the comprehensive federal and state environmental review process and federal land exchange - a process that involved considerable public involvement and tribal consultation. The NorthMet Project, located near the community of Hoyt Lakes in northeastern Minnesota, earned nearly two dozen state and federal permits necessary to build and operate the 32,000 tons-per-day (29,000 tonnes) mine and processing facility. Three permits are pending final resolution of litigation and regulatory process to achieve final project approval.

The Mesaba Project is making progress on baseline environmental studies, resource definition and mineral processing studies.  Further studies and proactive community and tribal consultation will help fully define long-term development potential.

About NewRange Copper Nickel LLC

The closing of the joint venture results in Poly Met Mining, Inc. being renamed NewRange Copper Nickel LLC and all of NorthMet's assets, mineral rights, liabilities, permits and financial assurance obligations continuing under NewRange Copper Nickel. Likewise, all of Teck's interest in Mesaba assets, mineral rights and liabilities transfer to NewRange Copper Nickel.

NewRange Copper Nickel is a stand-alone entity with its own leadership team and staff, overseen by a management committee comprised of an equal number of representatives from Teck and PolyMet. The committee chair rotates on a biannual basis with Mr. Cherry serving as first-term chair.

PolyMet and Teck are responsible for funding their pro rata share of costs related to the NorthMet and Mesaba projects. The owners have committed to an initial work program with an estimated budget of US$170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Glencore has committed to support PolyMet's respective portion of NewRange Copper Nickel's initial US$170 million work program and certain other costs and expenses in the amount of approximately US$100 million. Pursuant to this commitment, Glencore has agreed to fully backstop a rights offering by PolyMet to raise additional funding. Glencore also committed to either convert outstanding convertible debentures or backstop additional funding under the rights offering to repay these debentures and all other debt (including in all cases any accrued and unpaid interest) owing to Glencore from PolyMet. Assuming that no convertible debentures are converted the additional funding required under the rights offering to repay such debentures and all other debt owing (including in all cases any accrued and unpaid interest) to Glencore from PolyMet is expected to be approximately US$97 million.

Rights Offering

Further details on the commencement, and other terms of the rights offering will be announced upon PolyMet entering into a standby purchase agreement with Glencore, which is anticipated to occur in the near term.

Finance Agreement

As a condition of the financing commitment associated with the joint venture, PolyMet entered into an Investor Rights and Governance Agreement ("IRA") with Glencore that, among other things, provides Glencore reasonable assurances relating to the development and operations of NewRange Copper Nickel, including having a say in decision-making related to these matters.

The company's independent financial advisor, Paradigm Capital Inc. and the Special Committee's independent financial advisor, Maxit Capital LP, provided an opinion to the Board and the Special Committee, respectively, that as of the date thereof, and subject to the various assumptions, limitations and qualifications set forth therein, the transaction is fair, from a financial point of view, to the company.

PolyMet engaged Farris LLP as its legal advisor in connection with the transaction. The Special Committee engaged Mason Law as its legal advisor in connection with the transaction. Glencore engaged McCarthy Tetrault LLP as its legal advisor in connection with the transaction.

This press release has been reviewed and approved by Herb Welhener, an independent Qualified Person within the meaning of National Instrument 43-101.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a 50:50 joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Complex.

For more information: www.polymetmining.com

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
M: +1 (651) 964-9729
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture, the company's expectations with respect to the future development of NorthMet and Mesaba and the timing and completion of the upcoming rights offering. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, risks relating to the parties meeting their conditions precedent, receipt of regulatory approvals, timing of closing, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

Resources quoted for NorthMet and Mesaba are sourced from the Technical Report prepared under Canadian National Instrument 43 101- Standards of Disclosure for Mineral Projects ("NI 43-101") for PolyMet entitled "NorthMet Copper Nickel Project Feasibility Update," dated December 30, 2022, ("PolyMet Technical Report") as filed under the Company's SEDAR and EDGAR profiles, and the Technical Report entitled "Mesaba Project Form 43-101F1 Technical Report Mineral Resource Statement" ("Mesaba Technical Report") effective as of November 28, 2022, as filed under the company's SEDAR and EDGAR profiles.